Exhibit 2.6

FORM OF

TRADEMARK LICENSE AGREEMENT

BY AND BETWEEN

HONEYWELL INTERNATIONAL INC.

AND

RESIDEO TECHNOLOGIES, INC.

i

TRADEMARK LICENSE AGREEMENT

AGREEMENT is made and entered into as of the _____ day of _________, 2018, between Honeywell International Inc., a corporation of the state of Delaware, U.S.A., having offices located at 115 Tabor Road, Morris Plains, NJ 07950 (“Licensor”) and Resideo Technologies, Inc., located at 1985 Douglas Drive North, Golden Valley, Minnesota 55422 (“Resideo”), on behalf of itself and its wholly-owned Subsidiaries (as hereafter defined) that are listed on Attachment A (each of Resideo and such wholly-owned Subsidiaries, a “Licensee”) and shall become effective as of the Distribution Date (as hereafter defined).

W I T N E S S E T H:

WHEREAS, pursuant to the Separation and Distribution Agreement by and between Licensor and Resideo, dated as of October 29, 2018 (the “Separation Agreement”), Licensor has agreed to divest its SpinCo Business (as hereafter defined) and Resideo has agreed to separate from Licensor and, following the separation, Licensor will distribute Licensor’s entire interest in Resideo, by way of a dividend of stock to be made to the holders of Licensor common stock, after which Resideo will continue to operate such SpinCo Business (the “Distribution”),

WHEREAS, Licensor is the owner of valuable Licensed Trademarks (as hereafter defined) in the Territory (as hereafter defined), and

WHEREAS, Licensee desires to use the Licensed Trademarks in the operation of the SpinCo Business for the advertising, sale and distribution of Licensed Products (as hereafter defined) in the Territory, and Licensor is willing to authorize the Licensee’s use subject to the terms and conditions herein.

NOW THEREFORE, the Parties hereby agree as follows:

ARTICLE 1 DEFINITIONS

Any defined terms, unless the context otherwise requires, may be used in the singular or the plural or the present or past tense, depending upon the reference. The use of the singular form of any word includes the plural and vice versa. All monetary amounts referred to herein are in United States Dollars unless otherwise stated.

1.1    “Affiliate” of any entity means an entity that controls, is controlled by or is under common control with such entity. As used herein, “control” of any entity means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such entity, whether through ownership of voting securities or other interests, by contract or otherwise; provided, however, that (i) each Licensee and its Subsidiaries shall not be considered Affiliates of Licensor or any of the other members of the Honeywell Group and (ii) Licensor and the other members of the Honeywell Group shall not be considered Affiliates of any Licensee or any of its Subsidiaries.

1.2    “Change of Control” means, with respect to any entity, (i) the sale of all or substantially all of the assets of, or the ownership interests in, such entity in a single transaction or a series of related transactions to a third party (that is not, prior to such transaction, an Affiliate of such entity), (ii) any direct or indirect acquisition of control, consolidation or merger of such entity by, with or into any third party (that is not, prior to such transaction, an Affiliate of such entity), or (iii) any other corporate transaction or series of related transactions in which control of such entity is directly or indirectly transferred to a third party (that is not, prior to such transaction, an Affiliate of such entity), including by transferring in excess of fifty percent (50%) of such entity’s voting power, shares or equity, through a merger, consolidation, tender offer or similar transaction, to one or more third parties.

1.3    “Complaint” shall mean a telephone call or communication of any kind from a customer notifying a Licensee or any of its Affiliates of a problem relating to or a question about any or all of the following: the Licensed Products; a Licensee’s advertising or other business practice; the conduct of an employee of a Licensee or an employee of any Affiliate of Licensee in connection with this Agreement.

1.4    “Distribution Date” shall mean the date on which the Distribution occurs.

1.5    “Home Trademark” shall mean the trademark and service mark “HONEYWELL HOME” (but not any variations thereof) in the form and manner as further specified in Attachment B, when used without any additional words, letters or designs, to the extent owned by Licensor.

1.6    “Honeywell Group” means Licensor and each of its Affiliates, including any entity that becomes an Affiliate of Licensor as a result of transactions that occur following the Distribution, but excluding Licensee and its Subsidiaries.

1.7    “Honeywell Trademark” shall mean the trademark and service mark “HONEYWELL” (but not any variations thereof) in the form and manner as further specified in Attachment C, when used without any additional words, letters or designs, to the extent owned by Licensor.

1.8    “Including” shall mean including without limitation.

1.9    “Licensed Product(s)” shall mean (i) any product identified in Attachment D that, as of the Distribution Date or in the six (6) months prior thereto, is or was manufactured by or for the Honeywell Group and marketed, sold or distributed by the SpinCo Business (the “Existing Products”) and (ii) any products that are manufactured by or for Licensee after the Distribution Date and are either (x) identical to the Existing Products or (y) constitute extensions or derivatives of Existing Products that are not materially different in functionality from the Existing Products; provided, however, that “Licensed Products” shall not include those products identified in Attachment E even if they could also fall within the definition of Existing Products or are covered by the foregoing clause (ii). The definition of Licensed Products shall also mean such other products as may be agreed to, via amendment, between the Parties from time to time. In addition, Resideo may delete any products from the definition of Licensed Products effective, for all Licensees, as of twelve (12) months from the date of notice of this deletion to Licensor, and during such twelve- (12) month period, Licensees will not have to meet the obligations of Section 6.9 with respect to such deleted products. Following such twelve- (12) month period, such deleted products shall be excluded from Licensed Products.

1.10    “Licensed Trademarks” shall mean, collectively, the Home Trademark, the Honeywell Trademark and the POC Trademark.

1.11    “Net Sales” shall mean, subject to Section 3.3, all of Licensees’ gross sales (including, for the avoidance of doubt, all sales on all Licensees’ behalf) of Licensed Products that bear a Licensed Trademark (defined as the number of units of such Licensed Products sold, multiplied by Licensees’ invoiced unit price of such Licensed Products to its customers), less only:

(a)    reasonable trade discounts (defined as reductions in the list wholesale selling price that are customary in the trade) that Licensees actually grant in writing prior to delivery;

(b)    returns that Licensees actually authorize and receive or have verified proof from their customer of returns with a corresponding request for credit;

(c)    defective allowances granted to the customer;

(d)    reasonable credits to a customer after delivery that Licensees actually grant in writing;

(e)    unrelated freight billed separately on the invoice; and

(f)    free samples of Licensed Products given to existing or potential new customers for marketing, product demo or promotional purposes or given to agencies for testing (but not for personal use).

For the purpose of computing Net Sales, the above deductions from gross sales shall not exceed twenty percent (20%) of gross sales shipped in any calendar year during which Royalties are calculated unless agreed to in writing for specific customers by both the Licensor and Resideo; moreover, the total deductions for a particular royalty period shall never exceed the Net Sales for such period. Net Sales shall be determined without deducting uncollectible accounts or financial discounts. Net Sales shall include all transactions of Licensed Products distributed by or on behalf of Licensees to customers even if such transactions are not billed.    Net Sales of Licensed Products to the ADI global distribution business (“ADI”) of Resideo shall be calculated based on Licensees’ sales price to ADI less guaranteed margin adjustment (the details of such adjustment will be demonstrated to Licensor upon request).

1.12    “Party” or “Parties” shall mean (i) Honeywell International Inc. and/or (ii) Resideo Technologies, Inc. and its wholly-owned Subsidiaries, depending on the context.

1.13    “POC Trademark” shall mean the trademark and service mark “THE POWER OF CONNECTED” (but not any variations thereof) in the form and manner as further specified in Attachment F, when used without any additional words, letters or designs, to the extent owned by Licensor.

1.14    “SpinCo Business” shall mean the business and operations constituting Licensor’s residential Comfort & Care and Security & Safety product portfolio and ADI businesses, as conducted by Licensor and its Affiliates prior to the Distribution; provided that the SpinCo Business shall not include any terminated, divested or discontinued businesses, operations or properties of any of the Honeywell Group, Licensee and Licensee’s Subsidiaries, any of their respective members or any of their respective predecessors, in each case, prior to the Distribution.

1.15    “Subsidiary” of any entity shall mean any corporation or other organization whether incorporated or unincorporated of which at least a majority of the securities or interests having by the terms thereof ordinary voting power to elect at least a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, is directly or indirectly owned or controlled by such entity or by any one or more of its Subsidiaries, or by such entity and one or more of its Subsidiaries; provided that such corporation or other organization shall be a “Subsidiary” solely during the period of such ownership or control.

1.16    “Term” shall mean a period of forty (40) years, commencing on the Distribution Date.

1.17    “Territory” shall mean worldwide, except (i) with respect to all Licensed Products, the territories set forth in Attachment G(2)(i) and (ii) with respect to products falling within the Connected Living Solutions Product Category, the territories set forth in Attachment G(2)(ii).

1.18    “Third Party” shall mean any entity other than Licensees, Licensor and their respective Affiliates.

1.19    Table of Defined Terms. Except as otherwise set forth in this Agreement, the following terms have the meanings set forth in the Sections referenced below:

TERM	SECTION

Additional Royalties	6.9

ADI	1.11

Average Speed to Answer Calls	Attachment T

Average Speed to Answer Web Contacts	Attachment T

Call Abandonment Rate	Attachment T

Call Centers	Attachment T

Call Service Level Rate	Attachment T

Calls	Attachment T

Connected Living Solutions Product Category	Attachment G(1)

Copy	4.4

Distribution	Recitals

Existing Products	1.7

Extended Term	8.2

First Call Resolution Rate	Attachment T

First Web Contact Resolution Rate	Attachment T

Guaranteed Sales Percentage	6.9

Inventory	Attachment I

Licensed Products	1.7

Licensee	Preamble

Licensor	Preamble

Log	Attachment T

Minimum Guaranteed Net Sales	3.3

Minimum Guaranteed Royalty Payments	3.2

NPS	6.4

Packaging	4.4

Pantone Matching System	Attachment T

Payment	12.4

prevailing party	11.4

Product Category	3.6(a)

Product Manuals	Attachment T

Royalties	3.1

TERM	SECTION

Royalty Report	3.6

Score	6.4

Sell-off Period	12.2

Separation Agreement	Recitals

Trademark Use Guidelines	4.6

Web Contact Service Level Rate	Attachment T

Web Services	Attachment T

ARTICLE 2 TRADEMARK LICENSE

2.1       License to Home Trademark. Subject to the terms and conditions of this Agreement, Licensor hereby grants to each Licensee, solely in the Territory, during the Term and, if applicable, the Extended Term, an exclusive (subject to Section 4.9), personal, non-transferable (except as set forth in Section 15.1), royalty-bearing license, without the right to sublicense (except as set forth in Section 2.5), to use the Home Trademark under the conditions further described below:

(a)      each Licensee may use the Home Trademark (but no other intellectual property rights of Licensor) solely in connection with the manufacturing, advertising, sale and distribution of Licensed Products, including in advertising and promotional materials for such Licensed Products;

(b)      Licensor shall have the full right to use the Honeywell Trademark in connection with any Licensed Products (including through contract manufacturing);

(c)      Licensor shall have the full right to grant any licenses to its Affiliates or any Third Party under the Honeywell Trademark in connection with the Licensed Products in the Connected Living Solutions Product Category;

(d)      with respect to any Licensed Products other than the Licensed Products in the Connected Living Solutions Product Category, during the Term and, if applicable the Extended Term, Licensor shall only grant licenses under the Honeywell Trademark (x) to its Affiliates or, to the extent not an Affiliate, any joint venture in which Licensor or its Affiliates possess any ownership interest, in each instance, for such entity’s own use of any such Licensed Products, but not to further sublicense to any Third Party and (y) in connection with such Licensed Products manufactured by or for the Honeywell Group, to any Third Party (including OEM/ODM/private label situations and to distributors/dealers/partners to sell such Licensed Products supplied to them).

2.2       Domain Name License. Subject to the terms and conditions of this Agreement, Licensor hereby grants to each Licensee, solely in the Territory, an exclusive, personal, non-transferable (except as set forth in Section 15.1) license, without the right to sublicense (except as set forth in Section 2.5(a)), to use the Home Trademark as part of the domain names on Attachment H during the Term and the Extended Term, if applicable, provided that (i) such domain names may be used only in connection with Licensees’ SpinCo Business; (ii) Licensees will bear all costs or expenses associated with registration or renewal of such domain names, which costs or expenses shall be credited against Royalties; and (iii) Licensor shall have the full right to use and license the name “Honeywell” and the Honeywell Trademark in connection with any domain names which do not contain “HONEYWELLHOME.”

2.3       Transition License to Honeywell Trademark and POC Trademark. Subject to the terms and conditions of this Agreement, Licensor hereby grants to each Licensee, solely in the Territory, a transitional license to the Honeywell Trademark and POC Trademark, pursuant to the terms set forth on Attachment I.

2.4       Change of Trade Name. As soon as practicable after the Distribution Date, but no later than six (6) months after the Distribution Date, with respect to the entities set forth in Attachment R, and twenty-four (24) months after the Distribution Date, with respect to the dormant entities set forth in Attachment J, Resideo shall cause each of its Subsidiaries to change its name to another name that does not include the name the “Honeywell” the Honeywell Trademark or any other trademarks owned by Licensor, or any other trademarks or service marks confusingly similar thereto, including making all filings with the appropriate governmental entities in any applicable jurisdiction, as necessary to effect these changes; provided, however, that should any entity set forth in Attachment J become operational at any point during the twenty-four (24) month transitional period, such entity must change its name as set forth in this Section 2.4 as promptly as practicable, but no later than three (3) months from the date on which such entity becomes operational.

2.5       Sublicensing.

(a)      Subsidiaries. Upon execution and delivery to Licensor of a sublicensing agreement in the form set forth on Attachment K, Resideo may grant sublicenses, solely within the scope of the licenses granted in

Sections 2.1, 2.2 or 2.3, as applicable, solely to any wholly-owned Subsidiary of Resideo that is not then a Licensee, and upon such grant, such wholly-owned Subsidiary shall be deemed a “Licensee.”

(b)    Dealers and Customers. Each Licensee may grant non-exclusive, non-transferable, non-sublicensable sublicenses, solely within the scope of the licenses granted in Sections 2.1 or 2.3, as applicable, to dealers and customers of such Licensee who are in the business of selling the Licensed Products to use the Home Trademark solely in connection with the resale of Licensed Products purchased from such Licensee; provided that such Licensee enters into written, signed agreements with such dealers and customers which contain the sublicense language set forth on Attachment L (each such sublicensed dealers or customers, a “Sublicensee”).

2.6    Enforcement Against Licensed Parties. Without limiting Licensor’s remedies under this Agreement to enforce any breach of this Agreement directly against a Licensee that is not Resideo, Resideo shall be responsible and liable for any breach of this Agreement by any Licensee that is not Resideo or any breach of any authorized sublicensing agreement (pursuant to Section 2.5(b)), or any infringement, misappropriation or other violation of the Licensed Trademarks, by any Sublicensee.

2.7    Historical References Using the Honeywell Trademark. Licensee acknowledges Licensor’s longstanding legacy of using the Honeywell Trademark and the goodwill from such use that has inured to Licensor. Licensee agrees not to use the name “Honeywell” or the Honeywell Trademark in reference to its product or company history, except as part of the approved description set forth in Attachment M or as otherwise approved by Licensor.

2.8    Home Trademark Jurisdictions. Licensee acknowledges that, as of the Distribution Date, the Honeywell Trademark is only registered by Licensor in connection with the Licensed Products in certain jurisdictions that are set forth on Attachment N. To the extent that a Licensee wishes Licensor to register the Home Trademark in any jurisdiction that is not at that time listed (or has been subsequently added pursuant to this Section 2.8) on Attachment N, Resideo shall notify Licensor and, upon registration, such jurisdiction shall be deemed added to Attachment N. Resideo shall bear the cost of any registrations and filings (and related prosecution activities) for the Home Trademark in each added jurisdiction, which cost shall be credited against Royalties owed for sales in such added jurisdiction. For the avoidance of doubt, Licensor shall maintain and bear the cost of any ongoing maintenance activities with respect to the Licensed Trademark in the jurisdictions set forth in (or subsequently added to) Attachment N.

2.9    Honeywell Ownership of Licensed Trademarks. The Licensed Trademarks are the sole and exclusive property of Licensor. Except for the license granted under this Agreement and subject to the terms and conditions stated in this Agreement, no Licensee or its Sublicensees shall have any right, title or interest, express or implied, in the Licensed Trademarks and their use, and no Licensee or its Sublicensees shall at any time, either during the Term, Extended Term (if applicable) or after expiration of this Agreement, contest the validity of such Licensed Trademarks or assert or claim any other right to manufacture, sell or offer for sale products under the Licensed Trademarks, or any trademark confusingly similar thereto.

2.10    Reservation of Rights. No license, either express or implied, is granted by Licensor to any Licensee hereunder with respect to any trademark except as specifically stated herein.

2.11    Infringement. While Licensor has no information or reason to believe that the Licensed Trademarks or any registrations for the Licensed Trademarks infringe the rights of any third person, it makes no representation, warranty or guarantee to that effect. If a Licensee receives notice or knowledge that its use of the Licensed Trademarks may infringe trademark or other rights of any third person in the Territory, such Licensee shall, as soon as possible and in no event longer than fifteen (15) business days, report to Licensor in writing the details relating to the potential infringement.

2.12    Use Solely in Territory. No Licensee or Sublicensee shall make or authorize any use, direct or indirect, of the Licensed Products in any other country outside the Territory and will not knowingly sell the Licensed Products to persons who intend or are likely to resell them in any country outside the Territory. Each Licensee shall use reasonable commercial efforts to ensure that neither such Licensee nor any Third Party acting on behalf of such Licensee (including its Sublicensees) is selling, marketing or distributing Licensed Products outside of the Territory and shall take action at such Licensee’s own costs to prevent any such activities known to such Licensee.

2.13    No Other Trademarks. During the Term of this Agreement, and the Extended Term if applicable, no Licensee shall license or use any other trademark in connection with products that compete with or are similar to the Licensed Products, other than its own trademarks and third party trademarks pursuant to ODM/OEM arrangements with such Licensee.

2.14    Recordation of Agreement. If Licensor decides in its sole but reasonable discretion that this Agreement (or any short-form version of this Agreement) should be recorded with any governmental authorities within the Territory, or if any such prior recordation or application should be amended or updated in any manner, each applicable Licensee shall promptly provide or secure all reasonable assistance requested by Licensor, such as the furnishing of documents and information and the execution of all reasonably necessary documents, as Licensor may reasonably request. Any such costs associated with Licensor’s requests for a Licensee’s assistance shall be borne by Licensor.

ARTICLE 3 ROYALTY AND VOLUME PROVISIONS

3.1    Running Royalties. Resideo shall pay to Licensor running royalties in the amount set forth on Attachment O (“Royalties”).

3.2    Minimum Royalties Following Assignment or Change of Control. In the event of a Change of Control of Resideo or Resideo’s assignment of this Agreement, in each case, that is approved by Licensor in accordance with Section 15.1, Resideo (in the event of a Change of Control) or the assignee (in the event of assignment) shall pay to Licensor a minimum annual royalty equal to ninety (90) percent of the average Royalties owed by Resideo per calendar year during the three (3) full calendar years immediately preceding the Change of Control or assignment, as applicable (the “Minimum Guaranteed Royalty Payments”). Such Minimum Guaranteed Royalty Payments will be owed each calendar year whether or not Resideo and the other Licensees (or the assignee) make sufficient sales of Licensed Products to owe those amounts in Royalties pursuant to Section 3.1 based upon Net Sales during each specified calendar year. Resideo’s or the assignee’s, as applicable, obligation to pay Minimum Guaranteed Royalty Payments are guaranteed to Licensor, shall survive termination and expiration of this Agreement for the calendar year during which such termination or expiration occurs (except in the case of a termination under Sections 9.1(g), 9.1(h), 9.1(j), 9.1(k), 9.1(l), 9.1(n) or Sections 10.1 or 10.2), in which case the obligation shall survive until the end of the third (3rd) calendar year after the date of such termination) and must be paid according to Section 12.3, except if termination is due to Licensor’s breach pursuant to Section 10.1 or pursuant to Section 9.2.

3.3    Net Sales Following Assignment or Change of Control. In the event of a Change of Control of Resideo or Resideo’s assignment of this Agreement, in each case, that is approved by Licensor in accordance with Section 15.1, Resideo (in the event of a Change of Control) or the assignee (in the event of assignment) shall, following such Change of Control or assignment, be required, for each calendar year during the remainder of the Term, to achieve Net Sales of Licensed Products equal to the greater of (i) ninety (90) percent of the per-year average Net Sales of Licensed Products by all Licensees in the three (3) calendar years immediately preceding such Change of Control or assignment, as applicable (“Minimum Guaranteed Net Sales”) and (ii) the actual Net Sales during such calendar year.

3.4    Timing. Royalties and Additional Royalties, if applicable, must be received by Licensor within sixty (60) days after the end of each calendar quarter following the Distribution Date in U.S. Dollars based on Net Sales of Licensed Products during the preceding quarter. All payments of Royalties and Additional Royalties, if applicable, shall be made as provided in Attachment P.

3.5    Minimum Guaranteed Royalty Payments. If the Royalties owed in any calendar year are less than the Minimum Guaranteed Royalty Payments in any given year, then Resideo shall also pay Licensor the difference between the Minimum Guaranteed Royalty Payments and the Royalties for such calendar year. Such difference payment shall be paid to Licensor in U.S. Dollars within thirty (30) days after the end of each calendar year following the applicable Change of Control, to the extent that such payments are due. Such payments shall be paid in the same manner set forth above for the payment of Royalties.

3.6    Royalty Report. Each payment of Royalties and Additional Royalties, if applicable, shall be accompanied by a report (“Royalty Report”), in a form substantially similar to Attachment Q and approved by Licensor in Licensor’s reasonable discretion, showing for such quarter:

(a)    the total quantity of Licensed Products sold on a sku basis broken down according to geographic region and product category as indicated on Attachment D (“Product Category”) (with descriptions so that each individual Licensed Product can be identified by sku);

(b)    the total Net Sales value of Licensed Products on a sku basis broken down according to geographic region and Product Category (with descriptions so that each individual Licensed Product can be identified by sku); and

(c)    the amount of Royalties payable to Licensor from the foregoing information.

3.7    Interest. On any and all amounts that are at any time overdue and payable to Licensor under this Agreement, Resideo shall pay interest to Licensor at the prime lending rate for commercial transactions as printed in The Wall Street Journal on the first day that any payment owed to Licensor is overdue. The payment of such interest shall not replace any of Licensor’s other rights under this Agreement resulting from Resideo’s default by failure to pay any amounts due hereunder. The acceptance of any overdue payments by Licensor at any time does not foreclose or impair Licensor’s ability to collect the owed interest on such payments pursuant to this Section 3.7.

3.8    Records. Resideo further shall:

(a)    preserve and maintain in the ordinary course of business in a facility in the United States accurate and up-to-date records which will contain the data from which amounts due to Licensor under this Agreement can be readily calculated including all inventory and sales records involving the Licensed Products (with manufacturing records maintained in the locations where Licensed Products are manufactured);

(b)    no more than once annually during the Term of this Agreement, and for two (2) years after termination of this Agreement, permit examination of such records at Resideo’s corporate offices during normal business hours and upon reasonable notice by Licensor or Licensor’s representatives at reasonable intervals and under reasonable conditions at Licensor’s expense;

(c)    permit Licensor or Licensor’s representative, once per calendar year, to review at Resideo’s corporate offices and manufacturing facilities during normal business hours and upon reasonable notice, solely those books and records necessary in making a proper audit and verification of Resideo’s performance of its obligations under this Agreement. Resideo shall, and shall cause the other Licensees to, fully cooperate with Licensor or Licensor’s representative in the course of such audit or investigation and permit Licensor or Licensor’s representative to make copies of such records. Licensor agrees to enter into a confidentiality agreement with respect to such information as the applicable Licensee may reasonably request. In the event that such inspection reveals a discrepancy in the amount of Royalties owed Licensor from what was actually paid, Resideo shall pay such discrepancy, plus interest, calculated at the rate of ONE AND ONE-HALF PERCENT (1 1/2%) per month. In the event that such discrepancy is in excess of ONE HUNDRED FIFTY THOUSAND UNITED STATES DOLLARS ($150,000), Resideo shall reimburse Licensor for the reasonable out of pocket cost of such inspection (i.e., auditor’s fees), but not including any attorney’s fees incurred in connection therewith, and Licensor may conduct a second audit of Licensee’s records in that same calendar year.

3.9    Confidential Treatment. Any information furnished by a Licensee to Licensor under this Agreement shall remain such Licensee’s property. All copies of such information in written, graphic or other tangible form shall be destroyed or returned to such Licensee at its request, except that Licensor may retain one copy for archival, audit or dispute resolution purposes. Unless such information was previously known to Licensor free of any obligation to keep it confidential, or has been or is subsequently made public by Licensee or a third party, or provided to Licensor by a third party, without breach of any agreement, it shall be kept confidential by Licensor and shall be used only in performing under this Agreement, and may not be used for other purposes. Notwithstanding the foregoing, Licensor may disclose information furnished by a Licensee as required by its auditors, or in connection with a legal or governmental process, and Licensor agrees to take all reasonable steps to protect the confidential nature of any such information disclosed. Only employees of Licensor who are not involved in the manufacturing, advertising or sale of Licensed Products may take part in the audit provided for in 3.8(c), and all information provided by Licensee to Licensor in connection with obligations in Articles 3, 6 or 7 may not be shared with employees of Licensor who are involved in the manufacturing, advertising or sale of Licensed Products without prior consent from Licensee.

3.10    Most Favored Nations Pricing. Other than with respect to sales by ADI to Licensor, each Licensee shall provide Licensor most favored nations pricing on all Licensed Products purchased by/sold to Licensor or any of Licensor’s Affiliates. Any such sales of Licensed Products to Licensor or any of Licensor’s Affiliates shall not be subject to Royalties if tracked on the report of Royalties required herein.

ARTICLE 4	USE OF TRADEMARKS ON LICENSED PRODUCTS AND PACKAGING AND RELATED PERFORMANCE OBLIGATIONS

4.1    Use of Licensed Trademarks. Except as otherwise provided in this Agreement, each Licensee shall, and shall cause its Sublicensees to, use the Licensed Trademarks (but no other intellectual property rights of Licensor) only on the Licensed Products or in the manufacturing, advertising, distribution and sale of the Licensed Products. For the avoidance of doubt, a Licensee must obtain Licensor’s prior written consent to use of the Licensed Trademarks in connection with any new product not identified in Attachment D and any product identified in Attachment D that has a material change in functionality.

4.2    Restrictions. Neither a Licensee nor any agent of a Licensee shall, without the prior written consent of Licensor, use any of the Licensed Trademarks:

(a)    on or in connection with any products other than the Licensed Products or in the advertising, distribution and sale of any products other than the Licensed Products;

(b)    in close proximity to or in conjunction with any other trademarks or ornamentation, including slogans or taglines, or on the outside label of any package with any other trademarks, other than its own trademarks, except for use by ADI when such business is advertising the fact that is distributes products from multiple manufacturers;

(c)    as part of a corporate, business or trading name (except as set forth in Attachment R); or

(d)    attempt to register, register or own in any country:

(i)    the Licensed Trademarks;

(ii)    any domain name incorporating in whole or in part the Licensed Trademarks; or

(iii)    any name, trade name, domain name, keyword, mark or social or business networking/media account or identification name confusingly similar to the Licensed Trademarks, including translations or transliterations of the Licensed Trademarks in other languages.

4.3    Approval. All advertising and promotional materials, including marketing collateral, business cards and Internet web pages or design incorporating any of the Licensed Trademarks (“Copy”) and all trade dress, labels, containers, packaging, tags and displays incorporating the Licensed Trademarks (“Packaging”) must be provided by a Licensee in advance to Licensor for review and approval in writing, not to be unreasonably withheld or delayed by Licensor; provided, however, that:

(a)     Copy and Packaging that are (i) in use by Licensor or its Affiliates in connection with the Licensed Products as of the Distribution Date, (ii) substantially similar to such Copy or Packaging in use by Licensor or its Affiliates in connection with the Licensed Products as of the Distribution Date or (iii) substantially similar to Copy or Packaging that has been approved by Licensor in accordance with this Section 4.3 will be, in each case of (i), (ii) and (iii), deemed approved; and

(b)     such Copy or Packaging shall be deemed approved by Licensor if Licensor does not provide any comments or objections within ten (10) days of Licensor’s receipt of such proposed Copy or Packaging.

Licensor refusal to approve any Copy or Packaging shall be deemed reasonable in the case of any materials containing or referring to the Licensed Trademarks that in Licensor’s opinion are likely to derogate, erode or tarnish the Licensed Trademarks, or otherwise diminish the value of the Licensed Trademarks. Each Licensee agrees to comply with all reasonable comments and changes required by Licensor in connection with any approval granted by Licensor under this Section 4.3.

4.4    Trademark Use. On all visible Packaging and advertising, the Licensed Trademarks shall be emphasized in relation to the surrounding material, and any use of the Licensed Trademarks shall conform to Licensor’s Corporate Identity Standards, which shall be provided from time to time by Licensor to Licensees. The current version of Licensor’s Corporate Identity Standards is located at http://brand.honeywell.com/. Upon request, a Licensee may obtain a password from Licensor to access these standards. Wherever appropriate, the Licensed Trademarks shall be used as a proper adjective, and the common noun for the product shall be used in conjunction with the Licensed Trademarks. All Packaging shall contain the name, trademark or trade name, and physical address, phone number and main URL of Resideo. Licensees shall refrain from making any statements about the quality, efficiency, or effectiveness of any of the Licensed Products on any product packaging or advertising materials unless Licensees have established the validity of such statements through industry appropriate research and substantiation.

4.5    Trademark Notice. Licensees shall, and shall cause their Sublicensees to, use the Licensed Trademarks only in accordance with good trademark practice and Licensor’s trademark use guidelines and, if applicable, social media guidelines, annexed hereto as Attachment S, which Licensor may update from time to time upon notice to Licensees (the “Trademark Use Guidelines”). Licensees shall, and shall cause their Sublicensees to, use best commercial efforts to display on all Licensed Products, Packaging and advertising the license notice required by Licensor’s written instructions in effect as of the date of manufacture. Such instructions are provided to Licensee in Attachment T hereof.

4.6    Safety of Licensed Products. All Licensed Products shall be listed and approved by all required listing and approval agencies and shall meet all applicable and then in-effect industry standards and governmental regulations, including, without limitation, SAE and ISO standards. Upon request, any Licensee must promptly submit copies of certificates or other documents confirming that the Licensed Products hereunder meet then in-effect industry standards and government regulations. Under no circumstance is a Licensee permitted to sell under any Licensed Trademarks such Licensed Products which do not meet such standards and/or regulations in connection with the Licensed Products.

4.7    Goodwill. All goodwill resulting from the use of the Licensed Trademarks by Licensees or any Sublicensees, including any additional goodwill that may develop because of Licensees’ or Sublicensees’ use of the Licensed Trademarks, shall inure solely to the benefit of Licensor, and no Licensee or Sublicensee shall acquire any rights in the Licensed Trademarks except those rights specifically granted in the Agreement.

4.8    No Tarnishment. Licensees shall, and shall cause their Sublicensees to, not take any action or omit to take any action which may reasonably be expected to derogate, erode or tarnish the Licensed Trademarks, or otherwise diminish the value of the Licensed Trademarks.

4.9    Product Promotion. Licensees shall, and shall cause their Sublicensees to, use commercially reasonable efforts to promote, market and sell all categories of Licensed Products in commercial quantities into every country within the Territory. Licensor reserves the right to convert the license rights granted to all Licensees in Section 2.1 from an exclusive license to a non-exclusive license with respect to any specific Licensed Products in a country within the Territory in the event that no Licensee is selling commercially viable quantities of such Licensed Products into that country within five (5) years of the Distribution Date. Whether sales of Licensed Products rise to the level of commercially viable quantities shall be determined in good faith by the Parties upon review and consideration of current Net Sales, future projected Net Sales provided to Licensor and specific sales plans shared with Licensor for the specific products within the Territory.

4.10    Warranty. Licensees shall offer and honor a warranty on all Licensed Products that is competitive to competing products in the marketplace. Licensees may not make any material changes to limit or lessen such warranties for Licensed Products without prior written approval from Licensor (such approval not unreasonably to be withheld or delayed); no approval from Licensor is needed if Licensees extend the warranty term or conditions for any Licensed Products. Upon request, Licensees shall provide all terms and conditions of their warranty program for the Licensed Products to Licensor for Licensor’s review. Licensees will make any reasonable changes to such warranties suggested by Licensor if reasonably necessary to protect the integrity of the Licensed Trademarks. Licensees may not remove any such changes to the terms of its warranty after approved by Licensor without Licensor’s written approval. The failure by Licensees to honor their warranty terms shall constitute a breach of this Agreement, provided, however, that Licensees reserve the rights to manage their warranty program, including the right to determine whether any particular failure or alleged defect of a Licensed Product is within the scope of the relevant warranty.

ARTICLE 5   INFRINGEMENTS AND LITIGATION

5.1    Infringement Notice. Licensees agree to give notice promptly in writing to Licensor of any infringement or suspected or threatened infringement by a third party of the Licensed Trademarks in the Territory that it learns of at any time while this Agreement is in effect. Licensees shall take no further steps with respect to such infringement pending instructions from Licensor.

5.2    Initiating Infringement Proceedings. Licensor may decide in its sole discretion whether and what steps should be taken to prevent or terminate infringement of the Licensed Trademarks in the Territory, including the institution of legal proceedings and settlement of any claim or proceeding. Licensor agrees to notify Licensees in writing of Licensor’s decision and course of action as soon as reasonably possible following the receipt of any notice from the Licensees under Section 5.1, above.

5.3    Conducting Infringement Proceedings. Licensor will solely conduct and control any action(s) taken against infringers. Upon Licensor’s request, each applicable Licensee shall join as a party in any such legal proceedings where necessary for the conduct thereof at Licensor’s cost and expense, except for any costs incurred by such Licensee if it retains its own attorneys which shall be paid by such Licensee. Each applicable Licensee will provide or procure reasonable assistance, such as the furnishing of documents and information and the execution of all reasonably necessary documents, as Licensor may reasonably request. Any recovery received from any such infringer or counterfeiter shall be retained solely by Licensor and each Licensee expressly waives any claim therefor; provided, however, that if Licensor recovers money in excess of Licensor’s total costs and expenses, then Licensor shall pay such excess to each applicable Licensee to the extent necessary to offset any verifiable losses such Licensee incurred as a result of the infringement.

ARTICLE 6   LICENSEES’ ACTIVITIES AND QUALITY OF LICENSED PRODUCTS

6.1    Sole Responsibility. Subject to Section 6.7, Resideo represents and warrants that it or other Licensees that are not Resideo shall be solely responsible for the manufacture, production, sale and distribution of the Licensed Products and will bear all related costs associated therewith.

6.2    Product Quality. Each Licensee shall conduct its business in a dignified manner consistent with the general reputation and importance of the Licensed Trademarks. Each Licensee is familiar both with the recognition and goodwill associated with the Licensed Trademarks and with the high standards of quality and performance associated with the products manufactured and distributed by Licensor under the Licensed Trademarks. Each Licensee shall use reasonable and good faith commercial efforts to safeguard the established goodwill symbolized by the Licensed Trademarks and to maintain the quality and performance standards with respect to its design, manufacture, sale and distribution of the Licensed Products pursuant to this Agreement. Licensed Products shall be of high quality, which is at least comparable to the quality of products sold by the SpinCo Business bearing the Honeywell Trademark prior to the Distribution Date, with which each Licensee is familiar. Each Licensee shall only sell or distribute products under the Licensed Products that in Licensor’s reasonable opinion, do not tarnish, derogate or detract from the good reputation of Licensor or the Licensed Trademarks. All of the Licensed Products manufactured and/or distributed hereunder shall comply with all applicable laws, regulations and established industry standards of the countries in which the Licensed Products are sold or distributed and shall incorporate quality components. Each Licensee shall not sell or distribute any used or sub-standard products or “seconds” under the Licensed Trademarks.

6.3    Product Samples. From time to time throughout the term of this Agreement, as reasonable, but no more frequently than every other calendar year after the Distribution Date, each Licensee shall, upon Licensor’s request, furnish to Licensor for approval, up to two (2) samples of each different Licensed Product within each Product Category that are manufactured under this Agreement, together with product packaging, so that Licensor can ensure that proper trademark usage is being made by such Licensee. Each Licensee agrees to make available at no charge such additional samples (not to exceed ten (10)) of each Licensed Product as Licensor may from time to time reasonably request for the purpose of comparison with earlier samples to maintain consistent trademark usage. All submissions by a Licensee pursuant to this Section 6.3 shall be at such Licensee’s cost.

6.4    Net Promotor Score. Licensees must obtain a net promotor score with respect to the Licensed Products (the “NPS”) to be calculated on an annual basis. The NPS must be derived in good faith by Licensees based on established methodology and validated by a third party service provider in the field familiar with the methodology for calculating a Net Promotor Score consistent with past practice. The validated NPS must be provided to Licensor within thirty (30) days after receipt, along with summary supporting documentation showing the questions from which the score was derived, summary details about customers who were surveyed, including number of customers and summary responses, and the required third party validation. Licensees will promptly provide Licensor further details about the NPS if reasonably requested by Licensor. Licensees must maintain an annual NPS that is equal to or higher than zero (0), or if higher, the average of the three most recent net promoter scores previously derived by the relevant business (the “Score”). If the NPS is below the Score in any year, then Resideo will meet with Licensor in good faith to discuss and form a plan to raise the next NPS to a level at or above the Score. If the NPS is more than one (1) point below the Score for any two consecutive years, then Licensor will have the right to terminate the Agreement upon notice to Licensees.

6.5    Quality Audit. Licensor shall have a continuing right to audit and examine the manufacturing steps and processes utilized by Licensees or any permitted third party manufacturers in the manufacture of the Licensed Products as well as their adherence to Licensor’s trademark utilization criteria. No more than once per year at each facility, Licensor’s authorized representatives shall have the right, upon reasonable notice and during normal business hours, to inspect the facilities of Licensees or any permitted third party manufacturers to assure Licensor that the Licensed Products are being produced and utilized in accordance with the requirements of this Agreement and all applicable laws. If Licensor has good cause to believe that issues exist at any facility which may harm its goodwill in the Licensed Trademarks or affect the quality of the Licensed Products, then Licensor or its authorized representatives shall have the right, upon reasonable notice and during normal business hours, to conduct additional inspections of such facilities to confirm that the Licensed Products are being produced and utilized in accordance with the requirements of this Agreement and all applicable laws. Such inspectors and the inspection reports shall be subject to the same confidentiality obligations as described in the audit process in Section 3.9.

6.6    Compliance with Laws. Licensees shall comply with, and assume all costs and responsibilities associated with, all laws, regulations, ordinances and standards anywhere in the Territory relating to or pertaining to the manufacture, sale, distribution, recycling, take-backs, disposal and/or advertising of the Licensed Products (including Proposition 65 in the State of California) or use of the Licensed Trademarks applicable to the Licensed Products. Licensees shall further comply with all ISO, ASTM/SAE and UL Standards as may be legally required for sale and otherwise applicable to the Licensed Products. Licensees shall ensure through inspection and audit that both it and its vendors comply with all laws and other applicable legal, regulatory and safety requirements anywhere in the Territory related to the Licensed Products and to the manufacture, sale, distribution, recycling, take-backs, disposal and/or advertising of the Licensed Products or use of the Licensed Trademarks applicable to the Licensed Products.

6.7    Third-Party Manufacturers’ Approval. Prior to the use of a third party for the manufacture of any Licensed Products or components thereof, each Licensee must (a) notify Licensor of the name and address of any such manufacturer, the specific Licensed Products or components thereof to be manufactured by such manufacturer and any other information reasonably requested by Licensor relating to such manufacturer or Licensed Products or components thereof, (b) if requested by Licensor, obtain a signed agreement from such manufacturer confirming Licensor’s rights in the Licensed Trademarks and (c) obtain Licensor’s written permission, not to be unreasonably withheld or delayed, to use such manufacturer. Any third party manufacturer in use by the SpinCo Business as of the Distribution Date is hereby approved; provided that a Licensee furnishes the information set forth in this Section 6.7(a) in writing and the agreement required in Section 6.7(b) no later than six (6) months following the Distribution Date. Licensor shall have the right to visit and inspect the facilities of any approved third party manufacturer no more than once per year to confirm that such manufacturer is in compliance with all terms of this Agreement.

6.8    Third-Party Manufacturers’ Conduct. Each Licensee shall require that all third party manufacturers employed by such Licensee in the manufacture of the Licensed Products shall comply with all applicable laws and regulations relating to the manufacture of such Licensed Products and meet or exceed such specifications set forth for the Licensed Products while this Agreement is in effect.

(a)      Each Licensee shall remain fully responsible for ensuring that the Licensed Products are manufactured in accordance with the terms of the Agreement, and such Licensee shall take the steps necessary to ensure that the third party manufacturer:

(i)      Produces the Licensed Products only as and when directed by such Licensee;

(ii)      Does not distribute, sell or supply the Licensed Product to any person or entity other than a Licensee; and

(iii)      Does not delegate in any manner whatsoever its obligations with respect to the Licensed Products.

(b)        In the event that any such manufacturer utilizes the Licensed Trademarks for any unauthorized purpose, the applicable Licensee shall cooperate fully in bringing such utilization to an immediate halt at such Licensee’s sole expense. If, by reason of such Licensee’s not having supplied the above mentioned agreements to Licensor or not having given Licensor the name of any supplier, Licensor makes any representation or takes any action and is thereby subjected to any penalty or expense, such Licensee will compensate Licensor for any such cost or loss sustained.

(c)        Any and all reasonable costs incurred by Licensor that are associated with Licensor’s investigation, seizure and/or detention of Licensed Products manufactured, transported or shipped by a third party used by such Licensee (or any agent of such third party) but unknown to Licensor shall be borne by such Licensee, and such Licensee shall repay such amounts within ten (10) days of receipt of written details of such costs.

6.9        Home Trademark Predominant Brand. Each Licensee agrees to use the Home Trademark as its predominant brand in connection with the sale of each Product Category of Licensed Products sold by such Licensee. Starting with calendar year 2020, each Licensee guarantees that no less than seventy-five (75) percent of sales of Licensed Products by such Licensee in each Product Category in each calendar year during the Term and, if applicable, Extended Term, excluding sales of Licensed Products within the territories in Attachment G(ii), shall be of Licensed Products bearing the Home Trademark (the “Guaranteed Sales Percentage”). In addition to the other remedies set forth in this Agreement, in the event total sales by a Licensee of Licensed Products bearing the Home Trademark is below the Guaranteed Sales Percentage in any Product Category in any calendar year during the Term and the Extended Term, if applicable, such Licensee shall pay to Licensor three (3) percent of the difference between (a) seventy-five (75) percent of such Licensee’s total net sales of all products within the specific License Products listed in such calendar year and (b) Licensee’s Net Sales in the same Product Category of Licensed Products bearing the Home Trademark in such calendar year (“Additional Royalties”). In the event that any Licensed Products are deleted as provided herein or by mutual agreement of the Parties, the “Guaranteed Sales Percentage” will be correspondingly reduced to omit such deleted Licensed Products as of the date of notice that such Licensed Products are deleted. The calculation of Guaranteed Sales Percentage shall not apply to Licensed Products: (i) which a Licensee brands with third party trademarks or are manufactured through ODM/OEM arrangements; (ii) branded with Resideo’s GENESIS trademark; or (iii) sales of third party products by ADI. Notwithstanding the above, in the event of a Change of Control of Resideo or Resideo’s assignment of this Agreement, in each case, that is approved by Licensor in accordance with Section 15.1, then the requirements in this Section 6.9 will no longer apply and shall be replaced by the requirements of Section 3.2 and 3.3 pertaining to Minimum Guaranteed Royalty Payments and Minimum Guaranteed Net Sales.

6.10    Licensor’s Remedies. Each Licensee acknowledges and agrees that its selling of, or failure to cease sales of, Licensed Products not in substantial compliance with the standards set forth in this Article 6 may cause irreparable injury to Licensor. Any action taken pursuant to this Article 6 shall be without prejudice to any Party’s right to the remedies set forth in Article 9 herein. In addition, Licensor reserves its rights with respect to all equitable remedies in the event of any failure by a Licensee to comply with the terms of this Article 6, including the sale or distribution of products not in compliance with the quality control provisions stated herein. Without limiting the foregoing, Licensor shall have the right to (i) require a Licensee to suspend sale, distribution and marketing of any Licensed Products that are, in Licensor’s sole but reasonable discretion, not in substantial compliance with the standards set forth in this Article 6, and such Licensee shall immediately comply with any such instruction and (ii) have such Licensee declare a recall of any line of Licensed Products if Licensor reasonably determines that such recall is necessary to prevent further damage or destruction of property and/or to prevent or eliminate any threat to the health or safety of consumers. Such Licensee shall bear all reasonable costs (but excluding Licensor’s internal time and efforts) related to any such recall of Licensed Products, whether voluntary, required by government, or by Licensor. In the event of such a recall, such Licensee will consult with Licensor, regarding all aspects of handling such recall including media releases.

6.11    Licensor’s Conduct.

Licensor shall conduct its business in a dignified manner consistent with the general reputation and importance of the Licensed Trademarks.

ARTICLE 7   CUSTOMER SERVICE REQUIREMENTS

7.1    Customer Service Requirements. Licensees shall provide responsive and high quality customer service related to the Licensed Products. All employees of Licensees shall be knowledgeable and courteous in answering customer service inquiries and resolving Complaints regarding the Licensed Products. Licensees’ Customer Service will also meet the requirements and metrics set forth on Attachment U.

7.2    If in Licensor’s sole but reasonable opinion, any Licensee is not meeting the customer service requirements as reflected in Attachment U, Licensor shall notify Resideo in writing. Such notification shall constitute notice that Licensees are in breach of the Agreement and that the Agreement may be terminated in accordance with Article 9 if such breach is not cured within sixty (60) days to Licensor’s reasonable satisfaction.

ARTICLE 8   DURATION

8.1    Term. This Agreement shall become effective pursuant to the terms of Section 18.15 and, unless sooner terminated under the provisions herein, will continue in force for the Term.

8.2    Extended Term. This Agreement may be extended for an additional period of time determined by the Parties (“Extended Term”) upon mutual consent of the Parties.

ARTICLE 9   IMMEDIATE TERMINATION

9.1    Termination by Licensor. On the occurrence of any of the following breach events, this Agreement or individual Licensed Products may be terminated by the Licensor for all Licensees, effective on delivery to Resideo of notice in accordance with Section 18.9 of this Agreement:

(a)      The attempted assignment by any Licensee of this Agreement or any right or license granted under it in contravention of the terms of Article 15 of this Agreement;

(b)      Any Licensee knowingly conceals revenue, knowingly maintains false books or records, falsifies information or otherwise defrauds or makes false representations to Licensor or knowingly submits any reports or documentation, including Royalty Reports, to Licensor which contain misrepresentations or omissions of material facts;

(c)      Resideo fails, for any two (2) consecutive calendar quarters, to pay Royalties or Additional Royalties, as applicable, within the time frame specified above (even if payment of such Royalties or Applicable Royalties for such calendar quarters is subsequently made, with or without interest), except in the event of a provable and purely administrative error for any one quarter which was cured by Resideo within fourteen (14) days of receiving notice from Licensor;

(d)      Resideo fails, for any two (2) consecutive calendar quarters, to make any report any Royalties or Additional Royalties, as applicable, except in the event of a provable and purely administrative error which is substantiated by Resideo and cured within fourteen (14) days of receiving notice from Licensor;

(e)      If applicable pursuant to Section 3.3, Licensee (in the event of a Change of Control) or the assignee (in the event of an assignment) fail to achieve Minimum Guaranteed Net Sales for all Licensed Products in aggregate for two (2) consecutive calendar years;

(f)      Resideo’s Subsidiary, New HAPI Inc. (or its successors or assigns), fails to comply with all material obligations, including the payment obligations, set forth in the Indemnification and Reimbursement Agreement by and between New HAPI Inc. and Licensor;

(g)      Any Licensee fails to pay its vendors or suppliers in a timely manner on ten (10) occasions within any twelve (12) month period, absent a bona fide dispute with respect to amounts due and owing to such distributors, vendors or suppliers;

(h)      An auditor issues a “going concern opinion” about any Licensee at any time;

(i)      Licensees fail to meet the Minimum Guaranteed Net Sales, if applicable, in any two (2) consecutive calendar years;

(j)      If the NPS is more than one (1) point below the Score for any two consecutive years;

(k)      Any Licensee incurs: (i) recalls of Licensed Products which are materially greater than its past history regarding such products and which created a substantial product hazard or an unreasonable risk of serious injury or death that demonstrably caused serious harm or death to a consumer; or (ii) incurs a recall of Licensed Products which was directly related to a catastrophic loss of life or harm to consumers, and further that in either case, Licensor in its sole but reasonable opinion decides that termination of the Agreement is necessary to protect the Honeywell Trademark or the Home Trademark following good faith discussions with such Licensee;

(l)      The repeated mandating of a ban or recall of any Licensed Products by any governmental agency for product safety or quality issues and which are materially greater than its past history regarding such products; provided, however, that Licensor may only exercise the termination right granted in this Section with respect to the associated lines of Licensed Products that are the subject of such bans or recalls;

(m)      All Licensees’ cessation or termination of its business operations related to the Licensed Products; or

(n)      The declaration of insolvency by any Licensee or the seeking of protection under any bankruptcy, receivership, creditors arrangement or comparable proceeding by such Licensee, or if any such proceeding is instituted against such Licensee.

9.2      Change of Control.

(a)      Upon a Change of Control of Resideo, this Agreement shall immediately and automatically terminate for all Licensees, unless Resideo has obtained prior written consent to such Change of Control from Licensor.

(b)      If any wholly-owned Subsidiary of Resideo’s ceases to be wholly-owned by Resideo (including upon a Change of Control of such Subsidiary), this Agreement shall immediately and automatically terminate with respect to such Subsidiary and it will no longer be a Licensee.

ARTICLE 10   TERMINATION ON BREACH AFTER CURE PERIOD

10.1    In addition to any right of termination which either Party may have by virtue of law, and in addition to the right to terminate this Agreement under Article 9 of this Agreement, if either Party commits any material breach of the Agreement and fails to cure the breach to the non-breaching Party’s reasonable satisfaction within a period of thirty (30) days after receipt of written notice specifying the nature of the breach, the Parties agree to negotiate in good faith to resolve such dispute prior to seeking alternative relief (except in the event that a continuing breach will cause irreparable harm to the Honeywell Trademark, in which case Licensor is free to seek alternative relief other than termination). Either Party may at any time deliver a written notice to the other Party that it wishes to refer a dispute for discussion between senior executives of the Parties. Following receipt of such notice each Party shall promptly designate one of its senior executives to negotiate in good faith to resolve such dispute within sixty (60) business days (or such longer period of time as such officers may agree in writing) of receipt of such notice. If at the end of such sixty (60) days (or longer if mutually extended) the designated executives have not fully resolved the dispute to their mutual satisfaction, the complaining Party is free to seek an alternative remedy consistent with the terms of this Agreement. For the avoidance of doubt, each of the Parties commits to negotiate in good faith in an attempt to avoid termination of the Agreement resulting from a breach. If after the expiration of the cure period and the period of negotiation between senior executives (if requested), the defaulting Party has failed or refused to fully remedy the breach, this Agreement may be terminated upon giving of notice by the terminating Party to the defaulting Party. For purposes of this Section, a breach of any of the following shall be deemed to be a material breach: Sections 2.1-2.13; Sections 3.1-3.9; Article 4; Article 5; Article 6; Article 7; Sections 9.1 and 9.2; Article 14; and Article 15. With respect to other provisions of this Agreement, a material breach is a breach which would have a material adverse effect, as is reasonably defined based on industry standards.

10.2    Notwithstanding Section 10.1 and for the avoidance of doubt, in the event of a breach involving the payment of money, except in the situation where the payment amount is in dispute as the result of an audit, the Party in breach will have ten (10) business days to cure such breach. If after the expiration of such period the defaulting Party has failed or refused to fully remedy the breach, this Agreement may be terminated upon giving of notice by the terminating Party to the defaulting Party.

ARTICLE 11   REMEDIES AND LIMITATIONS OF LIABILITY

11.1    Good Faith Resolution. Without limiting any rights or remedies of any Party under this Agreement, the Parties agree to work in good faith to resolve any disputes relating to the ongoing or historical use of the Licensed Trademarks.

11.2    Remedies Cumulative. The right of either Party to terminate this Agreement is not an exclusive remedy and either Party shall be entitled alternatively or cumulatively to damages and claims for breach of this Agreement or to any other remedy available under the laws of the applicable jurisdiction.

11.3    Irreparable Harm. Each Licensee acknowledges that a breach by it of this Agreement may cause Licensor irreparable damage which cannot be remedied in monetary damages in an action at law and may also constitute infringement of the Home Trademark. In the event of any breach that could cause irreparable harm to Licensor, or cause some impairment or dilution of its reputation, goodwill or the Home Trademark, Licensor shall be entitled to an immediate injunction to cease or prevent such irreparable harm, without being required to show actual damage or post an injunction bond, in addition to any other legal or equitable remedies available at law.

11.4    Prevailing Party in Dispute. In the event of a dispute between the Parties, the prevailing party shall be entitled to recover its costs, expenses and attorneys’ fees incurred in connection with enforcing the terms of this Agreement or preventing misuse of the Home Trademark. A “prevailing party” shall mean a Party who receives all or substantially all of the relief sought by such Party in an adjudication of its claims arising out of or related to this Agreement before a court of law or other agreed upon tribunal.

11.5    Survival. No expiration or termination of this Agreement for whatever cause shall affect any right or obligation of either Party:

(a)      which is vested pursuant to this Agreement as of the effective date of such expiration or termination; or

(b)      which is intended to survive expiration or termination of this Agreement, including Licensee’s ongoing obligation to abide by Article 1, Section 2.4, Section 2.6, Section 2.7, Section 2.9, Articles 3 through 6, Articles 11 through 14 and Articles 17 through 18. In addition, nothing herein shall be construed as granting any Licensee any vested rights in the Home Trademark.

11.6    IN NO EVENT SHALL EITHER PARTY BE LIABLE FOR ANY LOST PROFITS, LOST SAVINGS, OR ANY OTHER SPECIAL, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES HOWEVER CAUSED, WHETHER FOR BREACH OF WARRANTY, CONTRACT, TORT NEGLIGENCE, STRICT LIABILITY OR OTHERWISE, ARISING IN ANY WAY OUT OF THIS AGREEMENT OR ANY MATERIALS PROVIDED HEREUNDER EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF, OR COULD HAVE FORESEEN, SUCH DAMAGES. THE ABOVE DISCLAIMER OF LIABILITY DOES NOT APPLY TO ANY PAYMENT OBLIGATIONS OWED TO LICENSOR HEREUNDER, INCLUDING PAYMENT OF ROYALTIES, ADDITIONAL ROYALTIES AND MINIMUM GUARANTEED ROYALTY PAYMENTS.

ARTICLE 12   CONSEQUENCES OF TERMINATION

12.1    Consequences. Upon the expiration of this Agreement or upon the termination of this Agreement by either Party for whatever reason, each Licensee shall, and shall cause its Sublicensees to:

(a)      Other than as set forth in section 12.2 below, immediately cease all use of the Licensed Trademarks in any manner whatsoever and shall not thereafter use any word, expression, design, or symbol as a trademark, trade name, domain name or otherwise which is confusingly similar thereto, which may constitute a colorable imitation thereof or in any other manner whatsoever;

(b)      thereafter refrain from indicating or representing that such Licensee or Sublicensee, as applicable, is a trademark licensee or Sublicensee, as applicable, of Licensor; and

(c)      thereafter refrain from directly or indirectly using or displaying any advertising or promotional material or performing any other act which might reasonably cause anyone to believe such Licensee or Sublicensee, as applicable, to be a trademark licensee or Sublicensee, as applicable, of Licensor including ceasing use of Copy, Packaging and/or any advertising, promotional or packaging material that is similar to any such material used in connection with the Licensed Products.

12.2    Sell-off Period. Provided that Resideo has paid all Royalties, Additional Royalties and the difference between the Minimum Guaranteed Royalty Payments and the Royalties (pursuant to Section 3.5), each as applicable, owed to Licensor through the date of termination of this Agreement, then for a period of not more than one (1) year following termination of this Agreement (the “Sell-off Period”), except for termination arising out of any breach of this Agreement by any Licensee or pursuant to Section 9.1 or Article 10, each Licensee may deliver for sale, but solely at ordinary prices, any Licensed Products bearing the Home Trademark in the possession or under the control of such Licensee at the date of termination, subject to the payments called for in Article 3 and the provisions of Article 6. For the avoidance of doubt, the Sell-off Period shall not apply to the Honeywell Trademark or the POC Trademark.

12.3    Unpaid Minimum Guaranteed Royalty Payments. Upon termination of this Agreement for whatever reason, other than Licensor’s breach or solely pursuant to Section 9.2, three (3) calendar years’ worth of unpaid Minimum Guaranteed Royalty Payments as set forth in Section 3.2 shall become immediately due and payable. The requirement by Licensor of the payment of such unpaid Minimum Guaranteed Royalty Payments specified in this Section shall not limit any other relief to which Licensor may be entitled in law or equity.

12.4    Nature of Payment. In connection with the payment required in Section 12.3 in the event of termination (the “Payment”), the Parties acknowledge that:

(a)      any actual loss to Licensor from termination of this Agreement prior to the end of the Term is inherently uncertain, not readily ascertainable, and incapable of precise quantification as of the execution hereof;

(b)      the Payment represents only the minimum amount that Licensor would have received had the Agreement not been terminated, rather than the actual amount that Licensor would have received, and therefore represents a compromise by Licensor;

(c)      the Payment is intended solely to compensate Licensor and not as a penalty;

(d)      the Parties believe the Payment is not disproportionate to the anticipated likely loss to be suffered by Licensor;

(e)      the Payment agreed to knowingly by Licensee, a sophisticated party represented by experienced counsel; and

(f)      Licensor is not obligated to seek to mitigate the damage sustained by Licensor.

12.5    The provisions in Sections 12.3 and 12.4 shall supersede any contrary provision herein relating to payment due to Licensor upon termination of this Agreement.

ARTICLE 13 WARRANTIES

13.1    WARRANTY DISCLAIMER BY LICENSOR. ALL OF THE RIGHTS PROVIDED IN THIS AGREEMENT ARE PROVIDED ON AN AS-IS, WHERE-IS BASIS, WITHOUT ANY REPRESENTATION OR WARRANTY, WHETHER EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF MERCHANTABILITY, NON-INFRINGEMENT OF THIRD PARTY INTELLECTUAL PROPERTY RIGHTS OR FITNESS FOR A PARTICULAR PURPOSE, ALL OF WHICH ARE HEREBY DISCLAIMED.

13.2    Warranty by Resideo. Resideo has all necessary corporate power and authority to execute and deliver this Agreement on behalf of itself and its wholly-owned Subsidiaries, to perform its obligations hereunder and to cause its wholly-owned Subsidiaries to perform their obligations hereunder, and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Resideo and the consummation by Resideo of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Resideo and no other corporate proceedings on the part of Resideo are necessary to approve this Agreement or to consummate the transactions contemplated hereby on its own behalf or on behalf of any of its wholly-owned Subsidiaries. This Agreement has been duly executed and delivered by Resideo and, assuming the due authorization, execution and delivery by Licensor, constitutes a valid and binding obligation of Resideo and its wholly-owned Subsidiaries, enforceable against each of Resideo and its wholly-owned Subsidiaries in accordance with its terms.

ARTICLE 14 INDEMNIFICATION AND INSURANCE

14.1    Indemnity by Licensor. Licensor shall indemnify, defend and hold harmless each Licensee from any and all liability, claims, demands, expenses (including reasonable attorney fees), direct losses or damages, fines, penalties, judgments and costs, but not including consequential, incidental or punitive damages or lost profits, in each case, arising from: (a) any allegation that such Licensee’s proper use of the Licensed Trademarks in accordance with this Agreement infringes the trademark rights of any Third Party; (b) Licensor’s negligence in the advertising, sale, installation or maintenance of Licensed Products; or (c) any violation of law by Licensor or its employees or agents related to the Licensed Products (collectively, “Licensor Indemnity Claim”). If a Licensee receives notice or knowledge of a Licensor Indemnity Claim, such Licensee shall, as soon as possible, report to Licensor in writing the details of such claim and take no further steps with respect to such matter pending instructions from Licensor. Licensor shall not be liable to indemnify any Licensee for any settlement of any Licensor Indemnity Claim effected without the Licensor’s express prior written consent. With respect to matters within clause (a) above, Licensor may decide in its sole discretion what steps should be taken to address such matter and will solely conduct and control any action(s) taken in response to such matter. Any applicable Licensee shall join as a party in any such legal proceedings where necessary for the conduct thereof at Licensor’s cost and expense, except for any costs incurred by such Licensee if it retains its own attorneys which shall be paid by such Licensee. Such Licensee will provide or procure reasonable assistance as Licensor may reasonably request in defense of any Licensor Indemnity Claim.

14.2    Indemnity by Licensee. As between Licensor and Licensees and regardless of the termination or expiration of this Agreement, each Licensee assumes full responsibility for all liability, claims, demands, expenses (including reasonable attorney fees) and damages, including claims for defective products as well as damages to property or injury to persons (including death) arising out of or otherwise in relation to the manufacture, sale or use of the Licensed Products (excluding actions solely involving claims relating to the Licensed Trademarks infringing the rights of others in the Territory or any actions arising out of Licensor’s required indemnities as set forth in Section 14.1 above) and/or any actions of its employees, including product liability, liability arising out of alleged defects or deficiencies in the Licensed Products, patent infringement, product recycling or take-backs, negligence, false advertising, breach of warranty, fraud, misrepresentation, breach of obligations to third parties and/or violation of any law in any country (collectively, “Indemnified Claims”). Each Licensee agrees to defend, indemnify, save and hold harmless Licensor, its successors, assigns, officers, directors, agents and employees, against any and all claims, costs, (including court costs and attorneys’ fees), proceedings, liabilities, loss, damage, injury or death arising out of or relating to any Indemnified Claims. Licensor will provide or procure reasonable assistance as such Licensee may reasonably request in defense of any Indemnified Claims.

14.3    Insurance. In addition to the foregoing indemnification as set forth in Section 14.2, while this Agreement is in effect, and for a period of three (3) years after termination or expiration of this Agreement, each Licensee shall maintain, comprehensive general liability and product liability insurance in an amount no less than five (5) million U.S. Dollars ($5 million) combined single limit, with a deductible that is reasonably standard for the business, for each single occurrence for bodily injury and/or for property damage. In addition:

(a)      Each Licensee shall have Licensor, its partners, partnerships, joint ventures, parents, Subsidiaries, and affiliated companies and their respective employees, officers and agents listed as additional insured parties therein in its insurance policies, except worker’s compensation insurance.

(b)      Promptly upon request, each Licensee shall furnish written certificates establishing that said insurance has been procured and is being properly maintained and that the premiums therefore are paid, and specifying the names of the insurers and the respective policy numbers and expiration dates.

(c)      Members of Licensor’s Finance, Licensing and Legal departments may examine true and actual copies of the policies. Insurance carriers providing coverage are to be AM Best “A” rated.

(d)      Each policy shall provide that thirty (30) days prior written notice shall be given to Licensor in the event of cancellation or material change of insurance coverage or endorsements required hereunder.

14.4    The obligations required in this Article 14 shall survive expiration or termination of this Agreement solely with respect to Licensed Products sold under this Agreement.

ARTICLE 15 ASSIGNMENT AND CHANGE OF CONTROL

15.1    No Assignment or Change of Control.

(a)      The rights granted to Resideo pursuant to this Agreement are personal to Resideo and may not be assigned, by operation of law or otherwise, nor may Resideo delegate its obligations hereunder without the written consent of Licensor.

(b)      The rights granted to Resideo’s wholly-owned Subsidiaries pursuant to this Agreement are personal to each such Subsidiary and may not be assigned, by operation of law or otherwise, nor may such Subsidiary delegate its obligations hereunder.

(c)      Any attempted assignment in violation of this Article 15 shall be null, void and of no effect.

15.2    Consent not Unreasonably Withheld. Licensor agrees not to unreasonably withhold its consent to the assignment of this Agreement in the event of the sale of all or substantially all of the business of Resideo and all of its

Subsidiaries that are associated with the Licensed Products, or a Change of Control of Resideo and all of its Subsidiaries, in each case to (i) a financial sponsor or private equity firm with total assets under management of at least $10 billion or (ii) any entity set forth on Attachment V.

15.3    Assignment by Licensor. Licensor may assign its rights and obligations in this Agreement, in whole or in part without restriction; provided that any such assignment will be subject to, this Agreement and the rights granted herein to Licensee. In the event of an assignment of Licensor’s rights and obligations in this Agreement to a purchaser of all or substantially all of the assets or ownership interests of Honeywell Group, Resideo will have the right to terminate this Agreement by providing written notice of Resideo’s intention to terminate to Licensor no later than thirty (30) days after the closing date of the sale of such assets or ownership interests of Honeywell Group. Such termination will be effective as of six (6) months after the closing date of the sale of such assets or ownership interests of Honeywell Group and otherwise be subject to the requirements herein.

ARTICLE 16 UNDERSTANDINGS IN THE EVENT OF BANKRUPTCY

16.1    In the event that any Licensee seeks protection under any bankruptcy, receivership, trust deed, creditors arrangement, composition or comparable proceeding, or if any such proceeding is instituted against any Licensee, while the Agreement is active, such Licensee acknowledges and agrees that:

(a)      For purposes of 11 U.S.C. Section 365(c)(1) and Sections 365(e)(2)(A)(i) and 365(e)(2)(A)(ii), the term “applicable law” is federal trademark law - i.e., the Lanham Act (15 U.S.C. Section 1051, et seq.), and such Licensee’s right to use the Licensed Trademarks is personal to such Licensee and is non-assumable or assignable without Licensor’s consent;

(b)      Notwithstanding anything set forth herein to the contrary, Licensor does not consent to such Licensee’s continued use of the Licensed Trademarks, such Licensee’s exercise of any rights provided in this Agreement or such Licensee’s assignment and/or assumption (including assumption and assignment) of the Agreement;

(c)      Such Licensee will not oppose any motion by Licensor for relief from the automatic stay of 11 U.S.C. Section 362(a) so that Licensor may terminate this Agreement, for cause; it is further agreed and acknowledged that “cause” includes such Licensee’s inability to assume and/or assign the Agreement; and

(d)      Such Licensee will not oppose any motion, including on shortened notice, by Licensor to compel rejection of this Agreement under 11 U.S.C. Section 365(d).

ARTICLE 17 NO RIGHT OF SET-OFF

17.1    Neither party shall have the right to set off any money owed by one to the other with respect to obligations within this Agreement.

ARTICLE 18 MISCELLANEOUS

18.1    Separation Agreement. The Parties agree that, in the event of a conflict between the terms of this Agreement and the Separation Agreement with respect to the subject matter hereof, the terms of this Agreement shall govern.

18.2    Relationship of Parties. Nothing in this Agreement shall be deemed or construed by the Parties or any third party as creating a relationship of principal and agent, partnership or joint venture between the Parties, it being understood and agreed that no provision contained herein, and no act of any Party or any of such Party’s Affiliates, shall be deemed to create any relationship between the Parties or their respective Affiliates, other than the relationship set forth herein. Each Party shall act under this Agreement solely as an independent contractor and not as an agent or employee of any other Party or any of such Party’s Affiliates. This Agreement further does not create any right to an exclusive commercial agent relationship with respect to the Licensed Trademarks nor any right to appoint an exclusive commercial agent with respect to the Licensed Trademarks in any country or territory in the world, including within the Territory.

18.3    Press Releases. Neither Party will make any public statement or other announcement (including issuing a press release) relating to this Agreement or the relationship between the Parties, including the termination of this Agreement, without the prior written approval of the other Party. Any joint announcement or press release shall be issued only after both Parties agree in writing to the timing and wording of the announcement or press release.

18.4    Counterparts; Entire Agreement.

(a)      This Agreement may be executed in one or more counterparts, all of which counterparts shall be considered one and the same agreement, and shall become effective only after one or more counterparts have been signed by each Party and delivered to the other Party. This Agreement may be executed by facsimile or PDF signature and scanned and exchanged by electronic mail, and such facsimile or PDF signature or scanned and exchanged copies shall constitute an original for all purposes.

(b)      This Agreement, the Separation Agreement, the other Ancillary Agreements as defined in the Separation Agreement and the Exhibits, Schedules and Attachments hereto and thereto contain the entire agreement between the Parties with respect to the subject matter hereof and supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter, and there are no agreements or understandings between the Parties with respect to the subject matter hereof other than those set forth or referred to herein or therein.

18.5    Governing Law; Jurisdiction. Any disputes arising out of or relating to this Agreement, including, without limitation, to its execution, performance, or enforcement, shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each Party irrevocably consents to the exclusive jurisdiction, forum and venue of any state or federal court sitting in New York City in the State of New York over any and all claims, disputes, controversies or disagreements between the Parties or any of their respective Affiliates, successors and assigns under or related to this Agreement or any of the transactions contemplated hereby, including, without limitation, to their execution, performance or enforcement, whether in contract, tort or otherwise. Each of the Parties hereby agrees that it shall not assert and shall hereby waive any claim or right or defense that it is not subject to the jurisdiction of such courts, that the venue is improper, that the forum is inconvenient or any similar objection, claim or argument. Each Party agrees that a final judgment in any legal proceeding resolved in accordance with this Section 18.5, Section 18.6 and Section 18.7 shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

18.6    WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY INCLUDING, WITHOUT LIMITATION, THEIR EXECUTION, PERFORMANCE OR ENFORCEMENT, WHETHER IN CONTRACT, TORT OR OTHERWISE. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED

BY EACH OF THE PARTIES AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS.

18.7    Specific Performance. Subject to Section 10.1, in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement, the affected Party shall have the right to specific performance and injunctive or other equitable relief of its rights under this Agreement, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. The other Party shall not oppose the granting of such relief on the basis that money damages are an adequate remedy. The Parties agree that the remedies at law for any breach or threatened breach hereof, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived.

18.8    Third-Party Beneficiaries. The provisions of this Agreement are solely for the benefit of the Parties hereto and are not intended to confer upon any Person except the Parties hereto any rights or remedies hereunder and there are no third-party beneficiaries of this Agreement and this Agreement shall not provide any third person with any remedy, claim, liability, reimbursement, cause of action or other right in excess of those existing without reference to this Agreement.

18.9    Notices. All notices or other communications under this Agreement shall be in writing and shall be provided in the manner set forth in the Separation Agreement. The record address of Licensor is:

Honeywell International Inc. 115 Tabor Road Morris Plains, NJ 07950 Attention: Vice President and General Counsel

with copies to:

Honeywell International Inc. 115 Tabor Road Morris Plains, NJ 07950 Attention: Trademark Counsel

The record address for Resideo (which shall receive every notice required or contemplated by this Agreement on its own behalf and on behalf of its wholly-owned Subsidiaries) for this purpose is:

Attention:

with a copy to:

Attention:

Either Party may, at any time, substitute for its previous record address any other address by giving written notice of the substitution. Without prejudice to the notice obligations set forth in this Section 18.9, to the extent Licensee wishes to contact Licensor regarding certain specified topics, a list of such topics and the applicable contact information (which may be updated by Licensor from time to time) is set forth on Attachment W.

18.10    Severability. If any provision of this Agreement or the application thereof to any person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to persons or circumstances or in jurisdictions other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either Party. Upon any such determination, any such provision, to the extent determined to be invalid, void or unenforceable, shall be deemed replaced by a provision that such court determines is valid and enforceable and that comes closest to expressing the intention of the invalid, void or unenforceable provision.

18.11    Headings. The article, section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

18.12    Waivers of Default. No failure or delay of any Party in exercising any right or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. Waiver by any Party of any default by the other Party of any provision of this Agreement shall not be deemed a waiver by the waiving Party of any subsequent or other default.

18.13    Amendments. No provisions of this Agreement shall be deemed waived, amended, supplemented or modified by any Party, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative of each Party.

18.14    Joint Preparation and Drafting. This Agreement shall be deemed to have been drafted and prepared jointly by the Parties so that any ambiguity in this Agreement shall not be construed against either Party on that basis alone.

18.15     Effect. This Agreement shall take effect only upon satisfaction of the following:

(a)      Due execution of the Agreement by all Parties; and

(b)      Delivery of a fully signed version of the Agreement to Licensor.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their respective officers thereunto duly authorized.

Resideo Technologies, Inc., on behalf of itself and its wholly-owned Subsidiaries

By

Name

Title

Honeywell International Inc.

By

Name

Title

Division

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